FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Material Event

Class action filed by the Protegiendo al Consumidor (P.A.C.) c/ BBVA Banco Frances S.A. s/ Repetición de Sumas de Dinero" (File 27.694 /2025), pending before Civil and Commercial Court No. 14, Exclusive Office, of Mar del Plata.

Ciudad Autónoma de Buenos Aires, September 25, 2025

Securities and Exchange Commission

RE: “Protegiendo al Consumidor (P.A.C.) c/ BBVA Banco Frances S.A. s/ Repetición de Sumas de Dinero" (File 27.694 /2025), pending before Civil and Commercial Court No. 14, Exclusive Office, of Mar del Plata.

Dear Sirs:

I hereby address you, in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform that Banco BBVA Argentina S.A. (hereinafter “BBVA”) has been notified of a class action filed by the Protegiendo al Consumidor (P.A.C.).

The Association seeks the unconstitutionality of Section 20 of Decree 70/2023, which modified Section 18 of Law 25.065 - whereby the limit on punitive interest was eliminated - and the limit of such interest was reestablished as provided by the previous Section 18, in force until December 20, 2023, and consequently, the reimbursement of the amounts collected in excess from users and consumers of credit cards issued by the Bank in the Province of Buenos Aires, plus interest and costs.

It is important to remark that this action is informed even though it is materially impossible to determine to date, whether the claim has a significant economic importance, since such claim is brought for an indeterminate amount, materially impossible to be determined with certainty today.

The Bank is analyzing the content of the lawsuit and defining the course of action, thus considering that even in the hypothetical case of an adverse decision regarding this dispute, such circumstance will not have a significant impact on its assets and activities.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: September 25, 2025	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer